SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

Trover Solutions, Inc.

(Name of the Issuer)

Thomas Weisel Capital Partners, L.P.	TSI Acquisition Co., Inc.
Tailwind Capital Partners LLC	Patrick B. McGinnis
TWP CEO Founders’ Circle (QP), L.P.	Robert G. Bader, Jr.
TWP CEO Founders’ Circle (AI), L.P.	Mark J. Bates
Thomas Weisel Capital Management LLC	Robert L. Jefferson
Thomas Weisel Partners Group LLC	Debra M. Murphy
Thomas Weisel Capital Partners Employee Fund, L.P.	Douglas A. Sharps
TSI Holding Co., Inc.	Trover Solutions, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $.001 per share
(Title of Class of Securities)

42220K101
(CUSIP Number of Class of Securities)

Douglas M. Karp Managing Partner	Jill L. Force, Chair, Special Committee of the Board of Directors
Tailwind Capital Partners LLC	Trover Solutions, Inc.
390 Park Avenue, 17th Floor	1600 Watterson Tower
New York, New York 10022	Louisville, Kentucky 40218
Telephone: (212) 271-3700	Telephone: (502) 454-1340

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

John T. Capetta
Kelley Drye & Warren LLP	John A. Healy
Two Stamford Plaza	Clifford Chance US LLP
281 Tresser Boulevard	200 Park Avenue
Stamford, Connecticut 06901	New York, New York 10166
Telephone (203) 324-1400	Telephone: (212) 878-8000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
c.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$63,440,517	$8,038

*	For purposes of calculating the filing fee only, the transaction valuation was based upon the sum of (i) the product of 8,494,977 shares of common stock, par value $0.001 per share, of Trover Solutions, Inc. and the merger consideration of $7.00 per share and (ii) the proposed aggregate cash payment of $3,975,678 to be paid to persons holding options to acquire shares of common stock of Trover Solutions, Inc. in consideration of cancellation of such options. The filing fee is equal to $8,038.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,038	Filing Party:	Trover Solutions, Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	March 11, 2004

Introduction

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by Thomas Weisel Capital Partners, L.P. (“TWCP”); Tailwind Capital Partners LLC (“Tailwind”); TWP CEO Founders’ Circle (QP), L.P.; TWP CEO Founders’ Circle (AI), L.P.; Thomas Weisel Capital Management LLC; Thomas Weisel Partners Group LLC; Thomas Weisel Capital Partners Employee Fund, L.P.; TSI Holding Co., Inc. (“Parent”); TSI Acquisition Co., Inc. (“Acquisition Corp.”); Patrick B. McGinnis; Robert G. Bader, Jr.; Mark J. Bates; Robert L. Jefferson; Debra M. Murphy; Douglas A. Sharps and Trover Solutions, Inc. (“Trover” and together with the other filing persons, the “Filing Persons”).

     The transaction which is the subject of this Schedule 13E-3 is a proposed merger (the “Merger”) of Acquisition Corp. with and into Trover, on the terms and subject to the conditions set forth in an Agreement and Plan of Merger, dated as of February 19, 2004, by and among Parent, Acquisition Corp. and Trover (the “Merger Agreement”). In the Merger each share of Trover’s common stock, par value $.001 per share, that remains outstanding immediately prior to the effective time of the Merger, other than shares held by Parent or Acquisition Corp. or held in treasury by Trover or any subsidiary of Trover, and except for shares as to which the holder thereof duly exercises statutory dissenter’s rights, will be converted into the right to receive $7.00 in cash, without interest.

     Patrick B. McGinnis has entered into a definitive agreement with Parent providing for his continued employment with Trover following the merger on terms substantially similar to those contained in his current employment agreement with Trover.

     Concurrently with the filing of this Schedule 13E-3, Trover is filing with the Securities and Exchange Commission pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) a preliminary proxy statement (the “Proxy Statement”) relating to a special meeting of Trover’s stockholders at which the stockholders will be asked to vote on a proposal to adopt the Merger Agreement. The information set forth in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference into this Schedule 13E-3 and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. The Proxy Statement is in preliminary form and is subject to completion or amendment.

     In filing this Schedule 13E-3, the Filing Persons do not concede that Trover is “controlled” by or under common “control” with TWCP; Tailwind; TWP CEO Founders’ Circle (QP), L.P.; TWP CEO Founders’ Circle (AI), L.P.; Thomas Weisel Capital Management LLC; Thomas Weisel Partners Group LLC; Thomas Weisel Capital Partners Employee Fund, L.P.; Parent; Acquisition Corp.; Patrick B. McGinnis; Robert G. Bader, Jr.; Mark J. Bates; Robert L. Jefferson; Debra M. Murphy or Douglas A. Sharps or that any of their respective affiliates is an “affiliate” of Trover within the meaning of Rule 13e-3 under the Exchange Act. The information contained in this Schedule 13E-3 and the Proxy Statement concerning each Filing Person was supplied by that Filing Person and no Filing Person takes responsibility for the accuracy of information relating to any other Filing Person.

ITEM 1.      Summary Term Sheet.

The information provided in the Proxy Statement under the captions “Summary” and “Questions and Answers About the Special Meeting of Stockholders and the Merger” is incorporated herein by reference.

ITEM 2.      Subject Company Information.

(a)	Name and Address	The information provided in the Proxy Statement under the caption “The Participants” is incorporated herein by reference.

(b)	Securities	The information provided in the Proxy Statement under the caption “The Special Meeting—Record Date; Voting Information” is incorporated herein by reference.

(c)	Trading Market and Price	The information provided in the Proxy Statement under the caption “Common Stock Market and Market Price” is incorporated herein by reference.

(d)	Dividends	The information provided in the Proxy Statement under the caption “Dividends” is incorporated herein by reference.

(e)	Prior Public Offerings	Not applicable.

(f)	Prior Stock Purchases	The information provided in the Proxy Statement under the caption “Common Stock Purchase Information—Purchases by Trover” is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a)-(c)	Identity and Background of the Filing Persons	The information provided in the Proxy Statement under the captions “Summary—The Participants”, “The Participants”, “Security Ownership of Certain Beneficial Owners and Management” and in Appendix D is incorporated herein by reference.

ITEM 4.	Terms of the Transaction.

(a)	Material Terms

(1)	Tender Offers	Not applicable.

(2)(i)	Transaction Description	The information provided in the Proxy Statement under the captions “Summary” and “Questions and Answers About the Special Meeting of Stockholders and the Merger” is incorporated herein by reference.

(2)(ii)	Consideration	The information provided in the Proxy Statement under the captions “Summary—Purpose and Structure of the Merger” and “Questions and Answers About the Special Meeting of Stockholders and the Merger” is incorporated herein by reference.

(2)(iii)	Reasons for Transaction	The information provided in the Proxy Statement under the captions “Special Factors—Background of the Merger”, “Special Factors—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger” and “Special Factors—Purpose and Structure of the Merger” is incorporated herein by reference.

(2)(iv)	Vote Required for Approval	The information provided in the Proxy Statement under the captions “Summary—Stockholder Approval Required”, “Questions and Answers About the Special Meeting of Stockholders and the Merger” and “The Special Meeting—Record Date; Voting Information” is incorporated herein by reference.

(2)(v)	Differences in the Rights of Security Holders	Not applicable.

(2)(vi)	Accounting Treatment	Not applicable.

(2)(vii)	Income Tax Consequences	The information provided in the Proxy Statement under the captions “Summary — U.S. Federal Income Tax Consequences”, “Questions and Answers About the Special Meeting of Stockholders and the Merger” and “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(c)	Different Terms	The information provided in the Proxy Statement under the caption “Special Factors — Interests of Trover’s Directors and Executive Officers” is incorporated herein by reference.

(d)	Appraisal Rights	The information provided in the Proxy Statement under the captions “Summary —Appraisal Rights”, “Questions and Answers About the Meeting of Stockholders and the Merger”, “The Special Meeting — Appraisal Rights” and in Appendix C is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders	Not applicable.

(f)	Eligibility for Listing or Trading	Not applicable.

ITEM 5.	Past Contacts, Transactions, Negotiations And Agreements.

(a)	Transactions.	The information provided in the Proxy Statement under the captions “Special Factors — Background of the Merger” and “Special Factors — Interests of Trover’s Directors and Executive Officers” is incorporated herein by reference.

(b)-(c)	Significant Corporate Events; Negotiations or Contacts.	The information provided in the Proxy Statement under the captions “Special Factors — Background of the Merger” and “Special Factors — Interests of Trover’s Directors and Executive Officers” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities	Not applicable.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired	The information provided in the Proxy Statement under the captions “Special Factors — Effects of the Merger” and “Special Factors — Interests of Trover’s Directors and Executive Officers” is incorporated herein by reference.

(c)(1)-(8)	Plans	The information provided in the Proxy Statement under the captions “Special Factors — Effects of the Merger” and “Special Factors — Interests of Trover’s Directors and Executive Officers — Management of the Surviving Corporation” is incorporated herein by reference.

ITEM 7.	Purposes, Alternatives, Reasons and Effects.

(a)-(d)	Purposes; Alternatives, Reasons, Effects	The information provided in the Proxy Statement under the captions “Special Factors—Background of the Merger”, “Special Factors—Position of the Tailwind Entities and the Management Investors as to the Fairness of the Merger”, “Special Factors—Purpose and Structure of the Merger”; “Special Factors—Effects of the Merger” and “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

ITEM 8.	Fairness of the Transaction.

(a)-(b)	Fairness; Factors Considered in Determining Fairness	The information provided in the Proxy Statement under the captions “Special Factors—Background of the Merger”, “Special Factors—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger” and “Special Factors—Position of the Tailwind Entities and the Management Investors as to the Fairness of the Merger” is incorporated herein by reference.

(c)	Approval of Security Holders	The information provided in the Proxy Statement under the caption “The Special Meeting—Record Date; Voting Information” is incorporated herein by reference.

(d)	Unaffiliated Representative	The information provided in the Proxy Statement under the captions “Special Factors—Background of the Merger”, “Special Factors—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”, “Special Factors—Position of the Tailwind Entities and the Management Investors as to the Fairness of the Merger” and “Special Factors—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.” is incorporated herein by reference.

(e)	Approval of Directors	The information provided in the Proxy Statement under the captions “Special Factors—Background of the Merger” and “Special Factors—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger” is incorporated herein by reference.

(f)	Other Offers	The information provided in the Proxy Statement under the caption “Special Factors—Background of the Merger” is incorporated herein by reference.

ITEM 9.	Reports, Opinions, Appraisals and Negotiations.

(a)-(c)	Report, Opinion, or Appraisal; Preparer and Summary of the Report; Availability of Documents	The information provided in the Proxy Statement under the captions “Summary—Opinion of Financial Advisor”, “Special Factors—Background of the Merger”, “Special Factors—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.” and in Appendix B is incorporated herein by reference.

ITEM 10.	Source And Amounts Of Funds Or Other Consideration.

(a),(b),(d)	Source of Funds; Conditions; Borrowed Funds	The information provided in the Proxy Statement under the captions “Summary—Merger Financing” and “Special Factors—Financing of the Merger” is incorporated herein by reference.

(c)	Expenses	The information provided in the Proxy Statement under the caption “Estimated Fees and Expenses of the Merger” is incorporated herein by reference.

ITEM 11.	Interest in Securities of the Subject Company.

(a)	Securities Ownership	The information provided in the Proxy Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions	The information provided in the Proxy Statement under the caption “Common Stock Purchase Information—Recent Transactions” is incorporated herein by reference.

ITEM 12.	The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction	The information provided in the Proxy Statement under the captions “The Special Meeting—Record Date; Voting Information” and “Special Factors—Position of the Tailwind Entities and the Management Investors as to the Fairness of the Merger” is incorporated herein by reference.

(e)	Recommendations to Others	The information provided in the Proxy Statement under the caption “Special Factors—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger” is incorporated herein by reference.

ITEM 13.	Financial Statements.

(a)	Financial Information	The information provided in the Proxy Statement under the caption “Trover Selected Historical Financial Data” is incorporated herein by reference. The audited financial statements of Trover for the fiscal years ended December 31, 2003 and December 31, 2002 are incorporated herein by reference to Trover’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, which will be filed with the Securities and Exchange Commission on or about March 22, 2004.

(b)	Pro Forma Information	Not applicable.

ITEM 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a),(b)	Solicitations or Recommendations; Employees and Corporate Assets	The information provided in the Proxy Statement under the captions “The Special Meeting—Proxies; Revocation” and “The Special Meeting—Expenses of Proxy Solicitation” is incorporated herein by reference.

ITEM 15.	Additional Information.

(b)	Other Material Information	The information contained in the Proxy Statement as a whole is incorporated herein by reference.

ITEM 16.	Exhibits.

(a)	Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on March 11, 2004 (incorporated herein by reference).

(c)(1)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated February 19, 2004 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(2)	Materials presented by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors on February 19, 2004.

(d)	Agreement and Plan of Merger among TSI Holding Co., Inc., TSI Acquisition Corp. Co., Inc. and Trover Solutions, Inc. dated February 19, 2004 (incorporated herein by reference to Appendix A to the Proxy Statement).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).

(g)	Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thomas Weisel Capital Partners, L.P.

By: Tailwind Capital Partners LLC
Its: General Partner

By:	/s/ Douglas M. Karp

Name: Douglas M. Karp Title: Managing Partner

Tailwind Capital Partners LLC

By:	/s/ Douglas M. Karp

Name: Douglas M. Karp Title: Managing Partner

TWP CEO Founders’ Circle (QP), L.P.

By: Tailwind Capital Partners LLC
Its: General Partner

By:	/s/ Douglas M. Karp

Name: Douglas M. Karp Title: Managing Partner

TWP CEO Founders’ Circle (AI), L.P.

By: Tailwind Capital Partners LLC
Its: General Partner

By:	/s/ Douglas M. Karp

Name: Douglas M. Karp Title: Managing Partner

Thomas Weisel Capital Management LLC

By:	/s/ David Baylor

Name: David Baylor Title: Chief Administrative Officer

Thomas Weisel Partners Group LLC

By:	/s/ David Baylor

Name: David Baylor Title: Chief Administrative Officer

Thomas Weisel Capital Partners Employee Fund, L.P.

By: Tailwind Capital Partners LLC Its: General Partner

By:	/s/ Douglas M. Karp

Name: Douglas M. Karp Title: Managing Partner

TSI Holding Co., Inc.

By:	/s/ Douglas M. Karp

Name: Douglas M. Karp Title: President

TSI Acquisition Co., Inc.

By:	/s/ Douglas M. Karp

Name: Douglas M. Karp Title: President

/s/ Patrick B. McGinnis
Patrick B. McGinnis

/s/ Robert G. Bader, Jr.
Robert G. Bader, Jr.

/s/ Mark J. Bates
Mark J. Bates

/s/ Robert L. Jefferson
Robert L. Jefferson

/s/ Debra M. Murphy
Debra M. Murphy

/s/ Douglas R. Sharps
Douglas R. Sharps

Trover Solutions, Inc.

By:	/s/ Douglas R. Sharps

Name: Douglas R. Sharps Title: Executive Vice President

Exhibit Index

Exhibit Number	Description
(a)	Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on March 11, 2004 (incorporated herein by reference).

(c)(1)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated February 19, 2004 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(2)	Materials presented by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors on February 19, 2004.

(d)	Agreement and Plan of Merger among TSI Holding Co., Inc., TSI Acquisition Corp. Co., Inc. and Trover Solutions, Inc. dated February 19, 2004 (incorporated herein by reference to Appendix A to the Proxy Statement).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).

(g)	Not applicable.